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                                                                    EXHIBIT 99.1

                                [RATIONAL LOGO]

                                                          January 21, 1997

Dear Stockholder:

  As most of you are aware, Rational Software Corporation ("Rational") has entered into an agreement providing for the merger of SQA, Inc. ("SQA") with Rational in a strategic business combination (the "Merger"). At our Special Meeting on February 26, 1997, you will be asked to consider and vote upon the issuance of shares of the Common Stock, par value $0.01 per share, of Rational (the "Rational Common Stock," and the "Combined Company Common Stock" immediately following the Merger) to the stockholders of SQA pursuant to an Agreement and Plan of Reorganization, dated November 12, 1996 (the "Agreement"), among Rational, SQA and Sunshine Acquisition Corp., a wholly owned subsidiary of Rational ("Merger Sub").

  In the Merger, Merger Sub will be merged with and into SQA, which will be the surviving corporation and will become a wholly owned subsidiary of Rational. Pursuant to the Merger, each outstanding share of Common Stock, par value $0.01 per share, of SQA (the "SQA Common Stock") will be converted into the right to receive 0.86 (the "Exchange Ratio") shares of Rational Common Stock, and each outstanding option or right to purchase SQA Common Stock under the SQA stock option plans, the SQA stock purchase plan or outstanding warrants will be assumed by Rational and will become an option or right to purchase Combined Company Common Stock, with appropriate adjustments to be made to the number of shares issuable thereunder and the exercise price thereof based on the Exchange Ratio. The shares of Rational Common Stock held by Rational stockholders immediately prior to the Merger will remain unchanged by the Merger. It is expected that SQA stockholders will receive approximately
7.0 million shares of Rational Common Stock in the Merger, and another approximately 1.3 million shares of Combined Company Common Stock will be reserved for issuance pursuant to options, warrants and rights to purchase SQA Common Stock outstanding immediately prior to the Merger. Upon the consummation of the Merger, Ronald H. Nordin, currently the President and Chief Executive Officer of SQA, will be employed by Rational and will join the existing Rational Board of Directors. The proposal relating to the Merger is described more fully in the accompanying Notice of Special Meeting of Stockholders and Prospectus/Joint Proxy Statement.

  After careful consideration, Rational's Board of Directors has approved the Agreement and the transactions contemplated thereby by the unanimous vote of all non-interested directors, and recommends that you vote FOR the proposal relating to the Merger.

  Rational has retained the investment banking firm of Hambrecht & Quist LLC ("Hambrecht & Quist") to advise it with respect to the consideration to be paid by Rational in the Merger. Hambrecht & Quist has advised the Rational Board that, in its opinion, the consideration to be paid is fair, from a financial point of view, to Rational. A copy of the Hambrecht & Quist opinion is attached to the Prospectus/Joint Proxy Statement as Annex C.

  The Board of Directors of Rational believes the Merger offers Rational and its stockholders a number of important benefits, including the strategic fit between the two companies' product lines, technologies, development teams and sales and marketing resources, as well as long-term administrative and operational economies of scale.

  All stockholders are invited to attend the meeting in person. The issuance of the shares of Rational Common Stock in connection with the Merger requires the affirmative vote of the majority of the total votes cast regarding such proposal.

  Stockholders are urged to review carefully the information contained in the accompanying Prospectus/Joint Proxy Statement, including in particular the information under the captions "Risk Factors," "Rational Software Corporation Special Meeting--Recommendation of Rational Board of Directors," "Approval of the Merger and Related Transactions--Joint Reasons for the Merger," "-- Rational's Reasons for the Merger" and "--Disadvantages of the Merger" prior to making any voting decision.

  In addition to the proposal relating to the Merger, Rational's Board of Directors has deemed it to be in the best interest of Rational that Rational adopt a 1997 Stock Option Plan (the "Plan") which conforms to recent changes in federal securities laws. Upon stockholder approval, there will be reserved for issuance under the Plan 1,000,000 shares of Rational Common Stock, plus all shares of Rational Common Stock available for issuance under existing Rational option plans (exclusive of the Stock Option Plan for Directors) for which there are no options to purchase outstanding at the time of the approval. Once the Plan is approved by stockholders, no new options will be issued under pre-existing option plans. After careful consideration, Rational's Board of Directors unanimously approved the Plan, and recommends that you vote FOR the proposal related to the Plan.

  Whether or not you expect to attend the Special Meeting in person, please complete, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope to assure representation of your shares. You may revoke your proxy at any time before it has been voted, and if you attend the meeting you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                                    /s/ Paul D. Levy
                                          -------------------------------------
                                                      Paul D. Levy
                                                 Chief Executive Officer
Santa Clara, California

                 YOUR PROXY IS IMPORTANT--PLEASE VOTE PROMPTLY